UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

February 28, 2005

Date of Report (Date of earliest event reported)

QUINTON CARDIOLOGY SYSTEMS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-49755	94-3300396

(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

3303 Monte Villa Parkway, Bothell, Washington	98021

(Address of Principal Executive Offices)	(Zip Code)

(425) 402-2000

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.
Item 8.01 Other Events
Item 9.01. Financial Statements and Exhibits
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT 2.1
EXHIBIT 99.1

Item 1.01. Entry into a Material Definitive Agreement.

     On February 28, 2005, Quinton Cardiology Systems, Inc., a Delaware corporation (“Quinton”), Cardiac Science, Inc., a Delaware corporation (“Cardiac”), CSQ Holding Company, a Delaware corporation (“Newco”), Heart Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Newco (“Cardiac Merger Sub”), and Rhythm Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Newco (“Quinton Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). In accordance with the Merger Agreement, Quinton Merger Sub will merge with and into Quinton, which in turn will merge with and into Newco, and Cardiac Merger Sub will merge with and into Cardiac, which will become a wholly-owned subsidiary of Newco. Each issued and outstanding share of Quinton common stock will be exchanged for 0.77184895 shares of Newco common stock (the “Quinton Exchange Ratio”) and each issued and outstanding share of Cardiac common stock will be exchanged for 0.10 shares of Newco common stock (the “Cardiac Exchange Ratio”).

     In addition, (i) each outstanding option to purchase shares of Quinton common stock will thereafter represent the right to purchase a number of shares of Newco common stock based on the Quinton Exchange Ratio, and the exercise price per share will be adjusted accordingly, and (ii) each outstanding option and warrant to purchase Cardiac common stock will thereafter represent the right to purchase a number of shares of Newco common stock based on the Cardiac Exchange Ratio, and the exercise price per share will be adjusted accordingly.

     In connection with the merger, Cardiac Science’s senior noteholders have agreed to exchange approximately $61 million of principal and accrued interest, as well as warrants to purchase approximately 13.4 million shares of Cardiac Science common stock, for a combination of $20 million in cash and 2,843,915 shares of common stock of Newco.

     The consummation of the mergers is subject to the approval of the stockholders of Quinton and Cardiac and other customary closing conditions. The merger is intended to be a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”) and/or qualify as a tax-free exchange under Section 351 of the Code, and is expected to be treated as a purchase for financial accounting purposes, in accordance with generally accepted accounting principles.

     The Merger Agreement provides that John R. Hinson, Quinton’s current president and chief executive officer, and Michael K. Matysik, Quinton’s current chief financial officer, will each continue in those roles for Newco. The Merger Agreement provides that Newco’s nine member board will be comprised of five current Quinton directors and four current Cardiac Science directors. Raymond W. Cohen, Cardiac Science’s current chairman and chief executive officer, will serve as Newco’s Chairman of the Board of Directors and Dr. Ruediger Naumann-Etienne, Quinton’s current chairman, will serve as Newco’s Vice-Chairman.

     The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement. A copy of the Merger Agreement is attached hereto as an exhibit and is incorporated herein by reference.

Item 8.01 Other Events

     On February 28, 2005, Quinton and Cardiac issued a joint press release announcing their entry into the Merger Agreement. A copy of the press release is attached hereto as an exhibit and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(c)	Exhibits.

2.1
Agreement and Plan of Merger dated February 28, 2005 by and among Quinton Cardiology Systems, Inc., CSQ Holding Company, Heart Acquisition Corporation, Rhythm Acquisition Corporation and Cardiac Science, Inc.

99.1	Joint press release issued by Quinton Cardiology Systems, Inc. and Cardiac Science, Inc. dated February 28, 2005

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

QUINTON CARDIOLOGY SYSTEMS, INC.
By:	/s/ Michael K. Matysik
Michael K. Matysik
Senior Vice President and Chief Financial Officer

Dated: February 28, 2005

INDEX TO EXHIBITS

2.1
Agreement and Plan of Merger dated February 28, 2005 by and among Quinton Cardiology Systems, Inc., CSQ Holding Company, Heart Acquisition Corporation, Rhythm Acquisition Corporation and Cardiac Science, Inc.

99.1	Joint press release issued by Quinton Cardiology Systems, Inc. and Cardiac Science, Inc. dated February 28, 2005